April 24, 2022

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      National Life Insurance Company (“National Life”)

National Variable Annuity Account II (“Registrant”)

Post-Effective Amendment No. 38 to Registration Statement on Form N-4

(“Amendment”)

File Nos. 333-19583 & 811-08015

Commissioners:

Registrant and the undersigned principal underwriter, Equity Services, Inc. (“Underwriter”), hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the above-referenced Amendment effective on April 29, 2022, or as soon thereafter as reasonably practicable.

To our knowledge, no distribution of copies of the Amendment or the prospectuses included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter represent that their request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Very truly yours,

National Life Insurance Company	Equity Services, Inc.
By:	By:
/s/ Lisa F. Muller	/s/Gregory D. Teese
Lisa F. Muller	Gregory D. Teese
Senior Counsel	Chief Operating Officer

cc:       Michael Kosoff, Senior Special Counsel

Division of Investment Management